March 28, 2006


By facsimile to (704) 536-0928 and U.S. Mail


Mr. Gregory J. Wessling
Chairman and Chief Executive Officer
HouseRaising, Inc.
4801 East Independence Boulevard, Suite 201
Charlotte, NC 28212

Re:	HouseRaising, Inc.
	Preliminary Information Statement on Schedule 14C
	Filed March 15, 2006
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004
	and Subsequent Exchange Act Reports
	File No. 0-50701

Dear Mr. Wessling:

	We limited our review of your filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


Pre14C

1. Your preliminary information statement omits the audit committee report required by Item 306(d) of Regulation S-B. Please revise.

10-KSB

Item 8A.  Controls and Procedures

2. We note your statement that "A control system, no matter how well developed and operated, can provide only reasonable, but not absolute assurance that the objectives of the control system are met. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4 of Release No. 33-8238.

3. We note your statement that your chief executive officer and your chief financial officer concluded your disclosure controls are effective to ensure that material information relating to HouseRaising is made known to management. It does not appear that your chief executive officer and your principal financial officer reached a conclusion that your disclosure controls and procedures are effective. Please amend the 10-KSB to address your certifying officers` conclusions on the effectiveness of your disclosure controls and procedures.

8-K dated August 4, 2005 and filed August 10, 2005

4. Tell us why you did not file financial statements, including pro forma financial information, for the acquisition.

Closing

	As appropriate, amend the filings and respond to these comments within 10 business days. Alternatively, tell us within 10 business days when you will provide us a response. To expedite our review, HouseRaising may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If HouseRaising thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since HouseRaising and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from HouseRaising in which HouseRaising acknowledges that:

* HouseRaising is responsible for the adequacy and accuracy of the disclosure in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* HouseRaising may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that HouseRaising provides us in our review of the filings or in response to our comments on the filings.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





  Jennifer R. Hardy

Legal Branch Chief


cc:	Ms. Christine M. Carriker
	Secretary/Treasurer
	HouseRaising, Inc.
	4801 East Independence Boulevard, Suite 201
	Charlotte, NC 28212



Mr. Gregory J. Wessling
March 28, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE